Exhibit 99.3

February 28, 2012

Mr. Hal Chappelle

President and Chief Executive Officer

Alta Mesa Holdings, LP

15021 Katy Freeway, Suite 400

Houston, TX 77094

Re:	Alta Mesa Holdings, LP
Brayton, Eagle Ford, & Marcellus Properties
Estimate of Reserves and Revenues
“As of” December 31, 2011

Dear Mr. Chappelle:

At your request, W. D. Von Gonten & Co. has estimated the future reserves and projected net revenues for certain property interests owned by Alta Mesa Holdings, LP (Alta Mesa). These properties include the former Brayton property set, the Eagle Ford property set operated by Murphy Exploration & Production Company (Murphy), and the Appalachian property set, “as of” December 31, 2011. This report was prepared utilizing year-end constant pricing and costs and conforms to the guidelines of the Securities and Exchange Commission (SEC). The subject properties are located in Jackson, Karnes, Victoria, and Wharton Counties, Texas and Calcasieu Parish, Louisiana and Harrison, Upshur, and Wetzel Counties, West Virginia.

Our conclusions, as of December 31, 2011, are as follows:

	Proved - Net to Alta Mesa Holdings, LP
SEC Price Case	Proved Developed		Proved Undeveloped	Total Proved
	Producing	Non-Producing

Reserve Estimates
Oil/Cond., Mbbl	1,467.1	0.0	1,779.3	3,246.5
Gas, MMcf	1,571.8	590.9	1,094.2	3,256.9
NGL, Mbbl	8.6	0.0	0.0	8.6
Oil/Cond. Equivalent, MBOE	1,737.7	98.5	1,961.7	3,797.9

Revenues
Oil, $ (95.6) %	148,767,547	0	180,582,141	329,349,688
Gas, $ (4.3) %	7,315,893	2,161,381	5,406,930	14,884,201
NGL, $ (0.1) %	348,053	0	0	348,053
Total, $	156,431,500	2,161,381	185,989,109	344,582,031

Expenditures
Advalorem Taxes, $	4,446,310	39,986	5,318,304	9,804,600
Severance Taxes, $	7,537,582	162,104	8,712,299	16,411,984
Direct Operating Expense, $	38,519,062	481,167	40,010,887	79,011,117
Variable Operating Expense, $	126,240	0	0	126,240
Transportation Expense, $	0	0	0	0
Total, $	50,629,199	683,256	54,041,488	105,353,945

Investments
Abandonment, $	603,278	0	267,195	870,473
Other, $	0	174,841	40,035,992	40,210,833
Total, $	603,278	174,841	40,303,187	41,081,306

Estimated Future Net Revenues(FNR)
Undiscounted FNR, $	105,199,023	1,303,284	91,644,414	198,146,734
FNR Disc. @ 10%, $	77,012,648	843,563	55,473,645	133,329,875

Allocation Percentage by Classification
FNR Disc. @ 10%	57.8%	0.6%	41.6%	100.0%

*	Due to computer rounding, numbers in the above table may not sum exactly.

Report Preparation

Purpose of Report — The purpose of this report, prepared on February 28, 2012, is to provide Alta Mesa with an estimate of future reserves and net revenues attributable to certain interests owned by Alta Mesa in the three property sets.

Scope of Work — W.D. Von Gonten & Co. was engaged by Alta Mesa to update the production histories, revise any appropriate reserve projections, and estimate the remaining reserves and future production forecasts associated with the properties included in this report. Once reserves were estimated, future net revenues were determined utilizing the year-end SEC price scenario as requested by Alta Mesa.

Reporting Requirements — Securities and Exchange Commission (SEC) Regulation S-X 210, Rule 4-10 and Regulation S-K 229, Item 1200 (as revised in December 2008, effective 1-1-10), and Financial Accounting Standards Board (FASB) Statement No. 69 require oil and gas reserve information to be reported by publicly held companies as supplemental financial data. These regulations and standards provide for estimates of Proved reserves and revenues discounted at 10% and based on unescalated prices and costs. Revenues based on alternate product price scenarios may be reported in addition to the current pricing case. Reporting probable and possible reserves is optional. Probable and Possible reserves must be reported separately from Proved reserves.

The Society of Petroleum Engineers (SPE) requires Proved reserves to be economically recoverable with prices and costs in effect on the “as of” date of the report. In conjunction with the World Petroleum Council (WPC), American Association of Petroleum Geologists (AAPG), and the Society of Petroleum Evaluation Engineers (SPEE), the SPE has issued Petroleum Resources Management System (2007 ed.), which sets forth the definitions and requirements associated with the classification of both reserves and resources. In addition, the SPE has issued Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information, which sets requirements for the qualifications and independence of reserve estimators and auditors.

The estimated Proved reserves herein have been prepared in conformance with all SEC, SPE, WPC, AAPG and SPEE definitions and requirements.

Projections — The attached reserve and revenue projections are on a calendar year basis with the first time period being January 1, 2012 through December 31, 2012.

Property Discussion

Brayton Property Set — The Brayton property set consist of 14 wells found in Calcasieu Parish, Louisiana and Jackson, Victoria, and Wharton Counties, Texas. There is oil and gas production from the Frio, Hackberry, Miocene, and Yegua reservoirs. The current gross production rates as of December 31, 2011 are approximately 65 barrels of oil and 450 Mcf of gas per day.

Eagle Ford Property Set — Alta Mesa currently owns interests in 26 horizontal Eagle Ford shale wells in Karnes County, Texas in the Eagleville field. Murphy operates the majority of the wells, while GeoSouthern Energy Corporation (GeoSouthern) and Pioneer Resources (Pioneer) operate one producing property each. The current gross production rates from the producing wells is approximately 11,970 barrels of oil and 12,390 Mcf of gas per day. Currently, there are 23 Proved Undeveloped (PUD) locations scheduled to be operated by Murphy and one scheduled to be operated by Pioneer. Murphy is presently drilling two PUD locations with expected production to start in both wells in March 2012.

Appalachia Property Set — Alta Mesa currently owns interests in eight vertical and three horizontal Marcellus shale wells in Harrison, Upshur, and Wetzel Counties, West Virginia. The vertical wells are operated by Diversified Resources while the horizontal wells are operated by Chesapeake Energy. The current total gross production rate from the eleven wells is approximately 4,600 Mcf of gas per day as of December 31, 2011.

Reserve Estimates

Producing Properties — Reserve estimates for the producing properties were based on decline curve analysis, volumetric calculations and/or analogy to nearby production. These estimates were further supported by Blasingame Type Curve Analysis and Dynamic Material Balance calculations where applicable. Where applicable, these estimates were further supported by Numerical Reservoir Simulation as part of an Eagle Ford shale field study independent of this report.

Non-Producing and Undeveloped Properties — The non-producing, behind pipe, and undeveloped reserves and resources were necessarily estimated using a combination of volumetric calculations, log analysis, geophysical interpretation, and/or analogy to nearby production. In addition, W.D. Von Gonten & Co. has performed a field study of the Eagle Ford shale play independent of this report. Our conclusions from that field study have fortified our confidence in the non-producing and undeveloped reserves included herein.

Reserves and schedules of production included in this report are only estimates. The amount of available data, reservoir and geological complexity, reservoir drive mechanism, and mechanical aspects can have a material effect on the accuracy of these reserve estimates. Due to inherent uncertainties in future production rates, commodity prices, and geologic conditions, it should be realized that the reserve estimates, the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.

We consider the assumptions, data, methods, and procedures used in this report appropriate hereof, and we have used all such methods and procedures that we consider necessary and appropriate to prepare the estimates of reserves and future net revenues herein.

Product Prices

The estimated revenues shown herein were based on product prices supplied by Alta Mesa. These prices are meant to represent SEC pricing at the end of 2011. SEC pricing is determined by averaging the first day of each month’s closing price for the previous calendar year using published benchmark oil and gas prices. This method renders a price of $96.19 per barrel of oil and $4.118 per MMBtu of gas.

Pricing differentials were applied to all properties on an individual property basis in order to reflect prices actually received at the wellhead. Pricing differentials are normally utilized to account for transportation charges, geographical differentials, quality adjustments, and any marketing bonus or deductions, and any other factors that may affect the price actually received at the wellhead. The differentials utilized herein were determined from lease operating data provided by Alta Mesa covering a period of December 2010 through November 2011.

A gas volume shrinkage factor has been applied to each property. This shrinkage accounts for any line loss, generation of NGLs, or fuel usage before the actual sales point.

All pricing has been held constant throughout the life of the properties.

Operating Expenses and Capital Cost

Monthly operating expenses for the wells not included in the Eagle Ford property set were derived from the average of the twelve-month historical cost from November 1, 2010 — October 31, 2011, which were extracted from the profit and loss statements. Operating expenses associated with the Eagle Ford shale wells were derived from a combination of the provided limited historical data available at the time of this report and our general knowledge of the area.

Capital costs necessary to perform workover and/or remedial operations were supplied by Alta Mesa for all properties. Capital costs necessary to perform well completion operations and to develop undeveloped locations were supplied by Alta Mesa for certain locations. Where available, these costs were verified from actual recent work in the area of interest or actual Authority for Expenditures (AFEs).

All operating expenses and capital costs were held flat for the life of the properties.

Other Considerations

Abandonment Costs — Cost estimates regarding future plugging and abandonment procedures associated with these properties were supplied by Alta Mesa for the purposes of this report. As we have not inspected the properties personally, W.D. Von Gonten & Co. expresses no warranties as to the accuracy or reasonableness of this assumption. A third party study would be necessary in order to accurately estimate all future abandonment liabilities.

Additional Costs — Costs were not deducted for general and administrative expenses, depletion, depreciation and/or amortization (a non-cash item), or federal income tax.

Data Sources — Data furnished by Alta Mesa included basic well information, operating costs, ownership, lease acreage maps, pricing differentials, and production information on certain leases. Public data sources such as IHS Energy and the U.S. Geological Survey (USGS) were used to gather any additional necessary data.

Context — We specifically advise that any particular reserve estimate for a specific property not be used out of context with the overall report. The revenues and present worth of future net revenues are not represented to be market value either for individual properties or on a total property basis. The estimation of fair market value for oil and gas properties requires additional analysis other than evaluating undiscounted and discounted future net revenues.

While the oil and gas industry may be subject to regulatory changes from time to time that could affect an industry participant’s ability to recover its oil and gas reserves, we are not aware of any such governmental actions which would restrict the recovery of the December 31, 2011 estimated oil and gas volumes. The reserves in this report can be produced under current regulatory guidelines. Actual future commodity prices may differ substantially from the utilized December 31, 2011 pricing scenario which may or may not extend or limit the estimated reserve and revenue quantities presented in this report.

We have not inspected the properties included in this report, nor have we conducted independent well tests. W.D. Von Gonten & Co. and our employees have no direct ownership in any of the properties included in this report. Our fees are based on hourly expenses and are not related to the reserve and revenue estimates produced in this report.

Thank you for the opportunity to assist Alta Mesa Holdings, LP with this project.

Respectfully submitted,

William D. Von Gonten, Jr., P.E.
TX # 73244

Taylor D. Matthes

Jason P. Warren